Mail Stop 3010

April 6, 2010

Mr. Stephen P. Holmes
Chairman and Chief Executive Officer
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, NJ 07054

> **Re:** **Wyndham Worldwide Corporation**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **File No. 1-31292**

Dear Mr. Holmes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

General

1.    We note that you have filed a proxy statement on April 1, 2010. We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

Mr. Stephen P. Holmes
Wyndham Worldwide Corporation
April 6, 2010
Page 2

Item 6. Selected Financial Data, page 34

2.  Please tell us how you determined that "Gross Vacation Ownership Interest sales" is not a non-GAAP financial measure subject to the disclosure requirements of Item 10(e) of Regulation S-K.

Item 15(A) Exhibits, page 73

3.  We note your disclaimer in this section. General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when you are aware of material contradictory information, and additional disclosure by you is appropriate in such circumstances. In addition, your statements in the disclaimer appear to assert that agreements included as exhibits are not disclosure documents and may not be relied upon. The fact that a document the Commission has required you to include with your Form 10-K is not prepared as a disclosure document does not mean that the document does not constitute disclosure to investors. See SEC Release No. 34-51283. In addition, the intent and the effect of your disclaimer language is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to include with your Form 10-K. Please tell us which representations and warranties are qualified by this language. Please also tell us how this disclaimer is consistent with your disclosure obligations and whether you are aware of any material contradictory information or additional disclosure.

4.  It appears that one of the exhibits that you have filed with, via incorporation by reference to, the Form 10-K and listed in the exhibit index omits certain other exhibits or schedules. Please explain to us why exhibit 10.29 has omissions from it of exhibits and schedules that are part of the filed exhibit. Alternatively, file a complete copy of exhibit 10.29.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief